ZK INTERNATIONAL GROUP CO., LTD.

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

June 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Erin Purnell

Re:	ZK International Group Co., Ltd.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form F-3 File No. 333-265933

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of ZK International Group Co., Ltd. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “Commission”) of the withdrawal of our Registration Statement on Form F-3 (File No. 333-265933) (the “Registration Statement”) because the Company has elected not to proceed with the offering of securities contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission.

If you have any questions or comments concerning this request, please call our legal counsel Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at (212) 588-0022.

Sincerely,

/s/ Jiancong Huang
Jiancong Huang
Chief Executive Officer and Chairman of the Board